SF 568                 [OBJECT OMITTED]



SF 754-1

                          PREMIUM PAYMENT CREDIT RIDER


This rider is part of your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless changed by this rider. In the case of a conflict with any provision in the contract, the provisions of this rider will control. This rider must be elected prior to the Contract Date and is effective on the Contract Date. This rider cannot be terminated unless the contract terminates. The charge for this rider is shown on the Data Page.

PREMIUM PAYMENT CREDIT

During the first Contract Year only, We will credit the accumulated value with an amount equal to 5 percent of the amount of each premium payment on the date each premium payment is applied to the contract. For example, if the premium payment applied to the contract is $10,000, the premium payment credit amount will be .05 x $10,000, or $500.

No premium payment credit is given after the first Contract Anniversary.

Premium payment credits are allocated in the same proportion as the premium payments are allocated.

If You return the contract during the Examination Offer period described on the contract cover, We will recover all premium payment credits. If the value of the premium payment credit has declined during the Examination Offer period, We still recover the full amount of the premium payment credits.

Additionally, We will recover the premium payment credits if, prior to the third Contract Anniversary, You apply all of Your accumulated value to a benefit option.

There are no partial annuitizations allowed in contract year 1. The partial annuitizations in each of contract years 2 and 3 are restricted to 10% of the accumulated value as of the most recent contract anniversary.


[OBJECT OMITTED]

Principal Life Insurance Company
Des Moines, Iowa  50392-0001